Exhibit 99.1

Canopy Growth to Announce First Quarter Fiscal 2020 Financial Results

SMITHS FALLS, ON, July 30, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) will release its financial results for the first quarter fiscal 2020 ended June 30, 2019 after financial markets close on August 14, 2019.

Canopy Growth to Announce First Quarter Fiscal 2020 Financial Results (CNW Group/Canopy Growth Corporation)

Following the release of its first quarter 2020 financial results, Canopy Growth will host a conference call and audio webcast with Mark Zekulin, CEO and Mike Lee, EVP & CFO at 8:30 AM Eastern Time on August 15, 2019.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/2051231/A14492AD4B016E74A761B5AF588F79D4

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number: (647) 427-7450
Conference ID: 5299923

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on September 15, 2019.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 5299923

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

View original content to download multimedia:http://www.prnewswire.com/news-releases/canopy-growth-to-announce-first-quarter-fiscal-2020-financial-results-300892720.html

SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2019/30/c1304.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 30-JUL-19